UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2004

Home Products International, Inc.

(Exact name of registrant as specified in its chapter)

Delaware	0-17237	36-4147027
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4501 West 47th Street, Chicago, IL	60632
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (773) 890-1010

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note: This 8-K is identical (except for this Explanatory Note) to an 8-K filed on October 29, 2004, and is being re-filed under cover of Schedule TO-C solely to correct an inadvertent error in the EDGAR filing tag to reflect that the filing was intended to be made pursuant to Rule 14d-2 and not pursuant to Rule 14a-12.

Item 1.01 Entry into a Material Definitive Agreement .

On October 28, 2004, Home Products International, Inc., a Delaware corporation (the “Company”), and Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Acquirer”), entered into an Acquisition Agreement (the “Acquisition Agreement”) under which the Company is to be acquired by Acquirer. The following description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached hereto as Exhibit 99.1.

Acquirer is a company whose members are (i) EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company (“EGI-Fund”); (ii) Triyar Storage Investment Company, LLC, a Delaware limited liability company and an affiliate of Triyar Capital, LLC (“Triyar”); (iii) Joseph Gantz (a former director of the Company); and (iv) Walnut Investment Partners, L.P. (“Walnut”), an affiliate of Mr. Gantz, (EGI-Fund, Triyar, Mr. Gantz and Walnut being collectively referred to as the “Investors”). Mr. Gantz and affiliates of EGI-Fund own shares representing approximately 8% of the outstanding Company common stock.

Under the Acquisition Agreement, Acquirer will, on or before November 12, 2004 (corrected from the Press Release attached hereto), commence a tender offer (the “Offer”) for all of the outstanding shares of the Company’s common stock for $2.25 per share in cash, subject to a minimum tender of 80% of all of the outstanding shares not held by the Investors or their affiliates (not giving effect to any shares issuable upon exercise of options or warrants), and other customary conditions. The Offer is not conditioned on any agreement with any holder of the Company’s 9-5/8% Senior Subordinated Notes due 2008 (the “Notes”).

In connection with the Offer, on October 28, 2004, EGI Fund, Triyar and Walnut entered into Agreements Regarding Funding with the Company, whereby they have agreed to invest in, or contribute to, Acquirer the funds necessary to consummate the Offer in the respective amounts set forth therein. The foregoing description of the Agreements Regarding Funding does not purport to be complete and is qualified in its entirety by reference to the Agreements Regarding Funding, copies of which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the Offer. Accordingly, stockholders of the Company whose shares are not purchased in the Offer will retain their shares. Depending on the number of such stockholders, the Company may or may not be eligible to terminate its status as a mandatory filer of annual and periodic reports with the Securities and Exchange Commission (the “SEC”). Acquirer has informed the Company that it intends to cause the Company to terminate that status after completion of the Offer, if it is eligible to do so. Even if such status is terminated, the Company will continue to be required to file certain reports with the SEC under the Company’s Indenture governing the Notes (the “Indenture”). However, the Company will not be subject to other requirements of the SEC if such status is terminated, including provisions enacted in the Sarbanes-Oxley Act. Whether or not such status is terminated, Acquirer has advised the Company that, following the completion of the Offer, it intends to cause the Company voluntarily to terminate the listing of its common stock on the NASDAQ SmallCap market, which will result in significantly reduced liquidity for any shares that continue to be held by stockholders other than Acquirer.

Pursuant to the Acquisition Agreement, the Company is obligated, immediately prior to the first acceptance of tendered shares for payment in the Offer, to reimburse Acquirer for up to $1,500,000 in out-of-pocket expenses relating to the Acquisition Agreement.

The Acquisition Agreement provides that, upon the first acceptance of tendered shares for payment in the Offer, the Company’s Board of Directors will be reconstituted to consist solely of designees of Acquirer. Acquirer has entered into a Voting Agreement with Mr. Gantz and executed an Irrevocable Proxy in favor of Mr. Gantz (who was a director of the Company on the issue date of the Notes and, accordingly, is a “permitted holder” under the Indenture), and the Investors have entered into a Board Composition Agreement. Pursuant to these agreements, Mr. Gantz will be entitled to designate a majority of Acquirer’s designees, as well as a majority of the Board of Directors of the Company, following the consummation of the Offer. As a result of the voting rights granted to Mr. Gantz, and the other terms and conditions of the transaction, the Company does not believe that the rights of the holders of the Notes to require a repurchase of their notes upon a change of control will be triggered. The foregoing description of the Voting Agreement and Irrevocable Proxy and the Board Composition Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement and Irrevocable Proxy and the Board Composition Agreement, copies of which are attached hereto as Exhibits 99.5 and 99.6.

In connection with the Acquisition Agreement, on October 28, 2004, the Company executed Amendment No. 1 (“Amendment No. 1”) to the Rights Agreement dated as of May 21, 1997 (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. Amendment No. 1 amends Sections 1 and 3(a) of the Rights Agreement to, among other things, provide that the transactions contemplated in the Acquisition Agreement and the Voting Agreement and Proxy do not cause the Rights (as defined therein) to become exercisable. The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, a copy of which is attached hereto as Exhibit 99.8.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer described herein has not commenced. At the time the Offer is commenced, the Acquirer and the Investors will be filing a Tender Offer Statement on Schedule TO and Offer to Purchase and related materials, and the Company will be filing a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC. Investors and stockholders of the Company are advised to read the Schedule TO, the Offer to Purchase and Schedule 14D-9 when they become available, and any other relevant documents filed with the SEC, because they will contain important information regarding the Offer. The Offer to Purchase and Schedule 14D-9 will be mailed to the Company’s stockholders. Investors and stockholders may also obtain a free copy of the Schedule TO, Offer to Purchase and Schedule 14D-9 (when available) and other documents filed by the Company with the SEC at the SEC’s web site at http://www.sec.gov.

Item 1.02 Termination of a Material Definitive Agreement

On June 2, 2004, the Company executed an Agreement and Plan of Merger, by and between the Company and JRT Acquisition, Inc. (“JRT”), and amended by that certain First Amendment to

Agreement and Plan of Merger, dated October 11, 2004 (the “JRT Agreement”). Pursuant to the terms of the JRT Agreement, JRT, an entity formed by James R. Tennant, the Company’s Chairman and Chief Executive Officer, was to merge with and into the Company, and each outstanding share of the Company’s common stock was to be exchanged for the right to receive $1.50 in cash.

Before entering into the Acquisition Agreement, a Special Committee of the Board of Directors of the Company, consisting solely of independent directors, determined that the Acquirer’s proposal to acquire the Company, offering $2.25 per share, was a Superior Company Proposal, as defined in the JRT Agreement. On October 28, 2004, pursuant to the terms of the JRT Agreement, the Company and JRT terminated the JRT Agreement pursuant to a Termination Agreement, a copy of which is attached hereto as Exhibit 99.7, in order to enable the Company to enter into the Acquisition Agreement. As provided in the JRT Agreement, the Company is obligated to reimburse JRT up to a maximum of $550,000 in expenses relating to the JRT Agreement. To date, the Company has reimbursed JRT for a total of $479,607 of such expenses.

Item 8.01 Other Events

On October 29, 2004, the Company issued a press release related to the Acquisition Agreement and the termination of the JRT Agreement, which is attached hereto as Exhibit 99.9. The information contained in the press release is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Exhibit

99.1	Acquisition Agreement, dated as of October 28, 2004, by and between Home Products International, Inc. and Storage Acquisition Company, L.L.C.

99.2	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C.

99.3	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC.

99.4	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P.

99.5	Voting Agreement, dated as of October 28, 2004, by and between Storage Acquisition Company, L.L.C. and Joseph Gantz and related Irrevocable Proxy.

99.6	Board Composition Agreement, dated as of October 28, 2004, by and between Storage Acquisition Company, L.L.C., EGI Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, LP, Triyar Storage Investment Company, LLC, and the Investors listed on Schedule A thereto.

99.7	Termination Agreement, dated October 28, 2004, by and among JRT Acquisition, Inc., James R. Tennant and Home Products International, Inc..

99.8	Amendment No. 1 to Rights Agreement, dated as of October 28, 2004, by and between Home Products International Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C.

99.9	Press Release, dated October 29, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 29, 2004

HOME PRODUCTS INTERNATIONAL, INC.

By:	/s/ James E. Winslow
James E. Winslow Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Acquisition Agreement, dated as of October 28, 2004, by and between Home Products International, Inc. and Storage Acquisition Company.

99.2	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C.

99.3	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC.

99.4	Agreement Regarding Funding, dated as of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P.

99.5	Voting Agreement, dated as of October 28, 2004, by and between Storage Acquisition Company, L.L.C. and Joseph Gantz and related Irrevocable Proxy.

99.6	Board Composition Agreement, dated as of October 28, 2004, by and between Storage Acquisition Company, L.L.C., EGI Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, LP, Triyar Storage Investment Company, LLC, and the Investors listed on Schedule A thereto.

99.7	Termination Agreement, dated October 28, 2004, by and among JRT Acquisition, Inc., James R. Tennant and Home Products International, Inc.

99.8	Amendment No. 1 to Rights Agreement dated as of October 28, 2004, by and between Home Products International Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C.

99.9	Press Release, dated October 29, 2004.

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